UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GIGGLES N HUGS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

37518A-104
(CUSIP Number)

Joey Parsi
10250 Santa Monica Blvd., #155
Los Angeles, CA 90067
(310) 553-4847

with a copy to:

Stoecklein Law Group
402 West Broadway, Suite 690
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518A-104 Page of 7 Pages

1           NAME OF REPORTING PERSON                                                                                                Joey Parsi

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                        (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                         California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	17,623,825

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	17,623,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,623,825 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                        77%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) OTHER

CUSIP No. 37518A-104 Page of 7 Pages

1           NAME OF REPORTING PERSON                                                                                                Dorsa Foroughi

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                      (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	17,623,825

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	17,623,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,623,825 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                       77%

14           TYPE OF REPORTING PERSON*                                                                                                (OO) OTHER

CUSIP No. 37518A-104 Page of 7 Pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Giggles N Hugs, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

Item 2.  Identity and Background

This statement represents the joint filing of Joey Parsi (“Mr. Parsi”), and Dorsa Foroughi, the wife of Mr. Parsi (“Ms. Foroughi”; and collectively, the “Reporting Persons”).

(a)	Joey Parsi, an individual, is a United States citizen, and is the President, Chief Executive Officer and Director of the Issuer.

Dorsa Foroughi, an individual, is a United States citizen, and is the wife of Mr. Parsi.

(b)	The address of the Reporting Persons is 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

(b)	Mr. Parsi is employed by the Issuer.

Ms. Foroughi is a licensed attorney and homemaker.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Parsi and Ms. Foroughi are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

The Reporting Person’s exchanged 100% of their membership interest in Giggles N Hugs, LLC for 17,623,825 shares of common stock of the Issuer (8,811,912 to Mr. Parsi and 8,811,913 to Ms. Foroughi) in connection with the Merger described below.

Item 4.   Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by this reference.

The beneficial ownership of securities of the Issuer was acquired by the Reporting Persons in connection with the Merger described below.

Merger Agreement

On December 30, 2011, the Issuer completed the Merger, by and among Giggles N Hugs Sub Co. (“Sub Co”), a Nevada corporation and wholly owned subsidiary of the Issuer, and GNH, Inc. (“GNH”), a Nevada corporation, wherein Sub Co ceased to exist and GNH became a wholly owned subsidiary of the Issuer.

Pursuant to the conditions to closing of the Merger, the Issuer issued 18,289,716 shares of common stock in exchange for 100% of GNH’s outstanding common stock and obtained cancellation of a total of 47,607,500 shares of common stock.

As a result of the closing of the Merger, the Issuer’s main focus has been redirected to the operations of GNH. The Issuer now owns all of the assets, liabilities and operations of a kid friendly restaurant named Giggles N Hugs in Westfield mall in Century City, California. Additionally, the Issuer obtained ownership to all intellectual property rights for Giggles N Hugs facilities in the future.

Prior to the Merger described above, GNH acquired the assets, liabilities and operations of Giggles N Hugs, LLC’s (“Giggles LLC”) kid friendly restaurant named Giggles N Hugs in Westfield mall in Century City, California, including ownership to all intellectual property rights for Giggles N Hugs facilities in the future, in exchange for 14,529,000 shares of GNH’s common stock.

Giggles LLC acquired the 18,289,716 shares of common stock of the Issuer as a result of the Merger. Prior to the closing of the Merger, Giggles LLC held 14,529,000 or 100% of the issued and outstanding shares of common stock of GNH. Pursuant to the Merger, Giggles LLC exchanged its 14,529,000 shares of GNH’s common stock for the 18,289,716 shares of common stock of the Issuer.

Giggles LLC intends to liquidate the company and on February 17, 2012 it distributed the 18,289,716 shares of the Issuer’s common stock to all its membership interest holders. Pursuant to the distribution, Mr. Parsi received 8,811,912 shares of the Issuer’s common stock and Ms. Foroughi received 8,811,913 shares of the Issuer’s common stock (17,623,825 total).

Item 5.                      Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

(a)
As of the filing date of the Schedule 13D, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote the 17,623,825 shares of common stock, which represents approximately 77% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by the Reporting Persons by 22,862,145 shares (the number of outstanding shares of common stock of the Issuer as of February 17, 2012, based upon the Issuer’s certified stockholder list).

(b)	Mr. Parsi has shared power to vote and shared power to dispose of the number of shares set forth on the cover page of this Schedule 13D.

Ms. Dorsa has shared power to vote and shared power to dispose of the number of shares set forth on the cover page of this Schedule 13D.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement dated as of March 13, 2012 between Joey Parsi and Dorsa Foroughi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 7, 2012

By:       /S/ Joey Parsi
Joey Parsi

By:      /S/ Dorsa Foroughi
Dorsa Foroughi